Exhibit 12.1
CoreSite Realty Corporation
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Unaudited)
(In thousands except ratios)

	The Company		Historical Predecessor
		For the Period	For the Period
		September 28, 2010	January 1, 2010
	Six Months Ended	through	through	For the Year Ended December 31,
	June 30, 2011	December 31, 2010	September 27, 2010	2009	2008	2007	2006(1)
Earnings:
Net income (loss)	$(11,504)	$(10,722)	$(1,555)	$(7,039)	$(13,888)	$2,571	$—
Add: Fixed charges	6,053	3,443	3,289	4,264	4,464	2,391	—
Add: Amortization of capitalized interest	139	29	87	63	32	—	—
Less: Capitalized interest	(427)	(26)	(524)	(308)	(322)	—	—

Total earnings (loss)	$(5,739)	$(7,276)	$1,297	$(3,020)	$(9,714)	$4,962	$—

Fixed charges:
Interest expense (including amortization of deferred financing costs and discounts)	$3,521	$2,325	$1,590	$2,343	$2,495	$2,123	$—
Capitalized interest	427	26	524	308	322	—	—
Interest within rental expense	2,105	1,092	1,175	1,613	1,647	268	—

Total fixed charges	6,053	3,443	3,289	4,264	4,464	2,391	—

Preferred stock dividend requirements(2)	—	—	—	—	—	—	—

Combined fixed charges and preferred stock dividends	$6,053	$3,443	$3,289	$4,264	$4,464	$2,391	$—

Ratio of earnings (loss) to combined fixed charges and preferred stock dividends(3)	(0.95)	(2.11)	0.39	(0.71)	(2.18)	2.08	N/A

(1)	The predecessor acquired its first property in December 2006 and did not commence operations until 2007. Accordingly, the computation of earnings to combined fixed charges and preferred stock dividends does not include operating results for the year ended December 31, 2006.

(2)	The Company and its Predecessor did not have any preferred stock outstanding for the periods presented.

(3)	The shortfall of earnings (loss) to combined fixed charges and preferred dividends for the Company for the six months ended June 30, 2011 and for the period from September 28, 2010 to December 31, 2010 was $11.8 million and $10.7 million, respectively, and for the Predecessor for the period from January 1, 2010 to September 27, 2010 and for the years ended December 31, 2009 and 2008 was $2.0 million, $7.3 million and $14.2 million, respectively.